

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2015

Christopher D. Brady
c/o The Chart Group, L.P.
555 5th Avenue, 19th Floor
New York, New York 10017

> **Re: Tempus Applied Solutions Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 9, 2015**
> **File No. 333-201424**

Dear Mr. Brady:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file your form of proxy card with your next amendment.

2. Please provide us with copies of any "board books" or any other materials provided to the boards and management in connection with the proposed transaction or advise. Such materials should include any presentations made by the financial advisors, if any. Also, provide us with copies of any engagement letters.

Summary Term Sheet, page 1

3. We note the reference that the value of the Business Combination is equal to at least 80% of the balance in the trust account. We also note the disclosure in Chart's initial public offering prospectus that the Nasdaq rules require that the initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the trust account, less any deferred underwriting commissions and taxes payable on interest earned, at the time of signing a definitive

agreement. With a view towards revised disclosure, please explain whether, and if so how, the board made the determination that the fair market value of Tempus Applied Solutions, LLC was equal to at least 80% of the balance in the trust account, less any deferred underwriting commissions and taxes payable on interest earned. Please also address how this business combination may impact the continued listing of Chart securities or the future listing of Tempus Holdings securities on Nasdaq.

Frequently Asked Questions About the Proposals, page 7

4. Please add a question and answer that addresses the current state of the Tempus business, including that it has only cash assets and has not yet had revenue. Please also revise the summary disclosure on page 17 about Tempus accordingly.

Summary, page 17

Unique Market Opportunity, page 21

5. It does not appear that Tempus yet has any contracts. As such please revise to clarify the statement "expand its pipeline."

Unaudited Pro Forma Condensed Combined Financial Information, page 26

6. Per your statement in the first sentence of the third paragraph that Tempus is considered to be the acquirer for accounting purposes, we note that you will account for the transaction as a reverse acquisition since the sellers of Tempus will obtain control of the post combination company. As your disclosure on page 2 states that your existing public and initial stockholders will own 62.6% of the post combination company and the sellers of Tempus will own 37.4% (assuming no redemptions), please tell us how the sellers will have "control" of the post combination company. In addition, we note from page three that four of the seven members of the board of directors will be existing Chart directors indicating Chart will control the post combination company through both voting shares and board control. As part of your response, please tell us how you evaluated the guidance in ASC 805-10-25-5 in identifying the accounting acquirer in this transaction.

Notes to Unaudited Pro forma condensed Combined Financial Information, page 29

7. Refer to adjustment (B). Please clarify why your entry to issue common stock to the sellers of Tempus as part of the business combination is decreasing additional paid in capital by $52,500,000. In addition, please explain why this amount is based on $10 per share as compared to $14 per share per your disclosure on page F-17.

8. Refer to adjustment (E). Please revise to disclose the nature of these additional expenses not yet recorded and the period in which such expenses were incurred.

9. Please revise adjustment (G) to disclose the purchase price allocation detailing the assets and liabilities acquired from Tempus as part of the business combination.

10. Please revise adjustment (I) to disclose how the amount of $53,298,350 was calculated or determined.

Risk Factors, page 32

There can be no assurance that Tempus Holdings' securities will be listed on NASDAQ, page 61

11. Please tell us whether you believe it is likely that Tempus Holdings' securities will be approved for listing on Nasdaq. If not, please revise your disclosure throughout to clarify your expectations regarding the likelihood of being approved for listing.

Background of the Business Combination, page 85

12. We note your disclosure in the third paragraph that Chart entered into non-disclosure agreements with approximately eight other potential acquisition targets and submitted letters of intent with three potential acquisition targets. Please briefly expand upon your negotiations with these other targets, including timelines, and why those deals were not pursued in favor of this current Tempus deal.

13. In a few places throughout the discussion you indicate that the parties negotiated key transaction terms. Examples include, at page 86, during the second and third weeks of January 2014 and between April 18 and July 16, 2014, and at page 87, between December 7, 2014 and January 5, 2015. Please revise throughout the background section to briefly discuss the terms negotiated and expand to discuss how the price of the deal was reached. Please also distinguish at which meetings the terms of the agreement were discussed for the Tempus Intermediate Holdings acquisition agreement that was ultimately terminated, and the current Merger Agreement. Please also expand to clarify the timeline for when the negotiations for the current Merger Agreement began, and the dates of meetings involved.

14. In this regard, we note at the bottom of page 87 the disclosure that on January 5, 2015, the Merger Agreement was entered into and the previously executed equity transfer and acquisition agreement with TJ Group was terminated. Please revise your disclosure to expand upon why the previously executed agreement was terminated in favor of entering into this current agreement.

15. We note the disclosure at page 87 that Mr. Brady sent updated projections regarding Tempus' expected 2015 and 2016 business. To the extent material to understanding the decision of Chart's board to approve the business combination or to recommend that stockholders vote for the business combination proposal, please revise to disclose those projections in your registration statement.

Chart's Board of Directors' Reasons, page 88

16. We note that one of the criteria set forth in Chart's initial public offering prospectus to be considered in evaluating a business combination was whether the target is an established company with a proven track record. Please explain how the board concluded that Tempus met this particular criterion given that Tempus currently does not have operations and was formed in December 2014.

Material U.S. Federal Income Tax Considerations, page 99

17. Please provide a tax opinion as an exhibit. Refer generally to Section III.A.2. of Staff Legal Bulletin, No. 19, available on our website at www.sec.gov.

Description of Chart's Securities, page 141

18. We note that under certain circumstances, the placement warrants may be exercised on a cashless basis. Please revise page 141 and the notes to your financial statements to disclose the circumstances under which the warrants will be eligible to be exercised on a cashless basis.

Beneficial Ownership of Securities, page 153

19. If known, please provide the names of the natural person or persons who have voting and dispositive control of each of the shares listed in the table. Please refer to footnotes 8 through 13, accompanying the table, and revise accordingly.

Financial Statements, page F-1

Notes to Condensed Interim Financial Statements, page F-6

11. Business Combination, page F-17

20. Your disclosure indicates that the business combination with Tempus has a purchase price of $140 million. Please revise to clarify if this transaction is the acquisition with Tempus Intermediate Holdings and if so, revise your disclosure to state that the agreement for the acquisition with Tempus Intermediate Holdings was rescinded. To the extent such value represents the acquisition with Tempus Applied Solutions, please revise to include your preliminary purchase price allocation including the value of Chart stock issued to Tempus, how such value was determined, the value of assets received and liabilities assumed in the transaction and how you accounted for any difference in such value, if applicable. Also revise to disclose your planned accounting for the Earn-Out Shares described on page 2. Please refer to ASC 805-30-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at 202-551-3624, or Melissa Raminpour, Accounting Branch Chief, at 202-551-3379, if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or me at 202-551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief